Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S  R E L E A S E

January 10, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
 Issued and Outstanding: 55,261,986

WESTERN WIND 2011 PROJECTS UPDATE

Western Wind Energy Corp. (“Western Wind”) is pleased to announce that in addition to over $300 million of fully financed renewable energy projects now in the construction phase totaling 165 MW of net, 100% owned facilities, either producing or in construction, Western Wind would like to further report on project activities for 2011.

Windstar

Significant construction has begun on the 120 MW Windstar wind energy project and substantial mechanical completion is due before the end of 2011.

Kingman I

Significant construction has begun on the 10.5 MW Kingman solar and wind project and mechanical completion is due before the end of Q2 2011.

Yabucoa,

The 30 MW Yabucoa solar project located in Puerto Rico is targeted to complete financial closing and begin construction by the end of 2011.

Kingman II

The Kingman II Project is a 10 – 20 MW wind and solar expansion of Kingman I above. The project is targeted to complete financial closing and begin construction by the end of 2011.

Northern Arizona

Northern Arizona is a 196 MW wind project located in Arizona and is scheduled to begin environmental studies and permitting, within the next several months. Financial close and beginning of construction is scheduled before the end of 2012.

Windswept

Windswept is a 50 – 80 MW wind project located 3 miles east of the most southwestern portion of the Windstar Project in California. Western Wind will commence the EIR process and anticipates financial close and the beginning of construction, before the end of 2012.

Mesa

The Mesa re-power and expansion (30 – 50 MW) is waiting for the completion of a transmission study which we anticipate to receive by July, 2011 and perhaps as late as the end of the year. Other than that, all permits and zoning have already been received. It is possible that Mesa could obtain financial close and begin construction before the end of 2011. Updates will be provided.

Mr. Jeff Ciachurski, CEO of Western Wind states “we are delighted to have 476 MW of 100% owned projects either in production, construction or in priority development before the end of 2012. This is in addition to our 1,300 MW California Initiative. Having completed approximately $300 million in new project financing without diluting the Western Wind shareholder, Western Wind has done a remarkable job. This is an extremely rare achievement for any publicly traded company. Western Wind has been transformed into an industry recognized medium tier renewable energy producer. “

About Western Wind

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.